UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay Street, Suite 4000
Toronto, Ontario
M5L 1A9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [  ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

 On April __, 2024,  FSD Pharma, Inc. (the “Company”) issued a press release announcing the receipt of a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is hereby incorporated herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statementson Form F-3, as amended (File No. 333--276264) and the prospectuses included therein.

Exhibit Number	Description of Exhibit

99.1	FSD Pharma Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date: April 8, 2024	By: /s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer